MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

December 30, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or “Registrant”)

Federated Government Obligations Fund (the “Fund”)

Premier Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your December 22, 2014 comments (listed below) on its Rule 485(a) Post-Effective Amendment No. 156 and Amendment No. 158, with respect to the Fund, submitted via EDGAR on November 7, 2014.

1. Fee Table: With respect to the 12b-1 line which states “None”, please confirm that no 12b-1 plan has been adopted and not implemented with respect to the Premier Shares.

RESPONSE: The Fund confirms that with respect to the Premier Shares, no 12b-1 plan has been adopted.

2. Fee Table Example: Please confirm that the Example Table only shows waivers for a 1 year period.

RESPONSE: With respect to the Example, the Fund does not take waivers into account when calculating the numbers for the Example.

3. Summary Investment Strategy: Please consider moving the 80% rule language to the beginning of the investment strategy.

RESPONSE: The Fund respectfully declines to adjust the placement of the disclosure because this is Federated’s standard disclosure format and it otherwise conforms with applicable disclosure requirements.

4. Summary Investment Strategy and Statutory Investment Strategy: With respect to the sentence which reads: “The Fund limits its investments to those that would enable it to qualify as a permissible investment for federally chartered credit unions.”

Please clarify what is considered to be a “permissible investment” for federally chartered credit unions.

RESPONSE: The Fund notes that the permissible investments for federal credit unions are set forth in 12 C.F.R. Section 703.14. In response to the Staff’s comment, the Fund has modified its disclosure to clarify that such information may be found in applicable federal banking regulations.

5. Summary Tax Information: In the Summary Tax Information section please include a statement stating that the tax advantaged plans may be subject to penalties for early withdrawals.

RESPONSE: The Fund respectfully declines the comment, and believes the disclosure meets the requirements of Item 7 of Form N-1A.

6. SAI Trustee & Officer Table: With respect to the Trustee and Officer Tables please confirm that all previous positions are for the last 5 years.

RESPONSE: The Fund confirms that the information disclosed in the Trustee and Officer Table contains information related to the past 5 years.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8834.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal